DESIGN THERAPEUTICS, INC.

6005 Hidden Valley Road, Suite 110

Carlsbad, California 92011

May 14, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jessica Dickerson

Re:	Design Therapeutics, Inc.

Registration Statement on Form S-3 (File No. 333-287043)

Filed: May 7, 2025

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Design Therapeutics, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective on May 16, 2025 at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable, or at such other time as the Company or its counsel may request by telephone to the staff of the Commission. The Company hereby authorizes each of Kenneth J. Rollins and Asa M. Henin of Cooley LLP, counsel to the Company, to make such a request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Kenneth J. Rollins of Cooley LLP at (858) 550-6136 or Asa M. Henin of Cooley LLP at (858) 550-6104.

[Signature Page Follows]

Sincerely,

DESIGN THERAPEUTICS, INC.

By:	/s/ Pratik Shah, Ph.D.
Pratik Shah, Ph.D.
President, Chief Executive Officer and Chairperson

cc:	Mustapha Parekh, Design Therapeutics, Inc.

Kenneth J. Rollins, Cooley LLP

Asa M. Henin, Cooley LLP